

June 16, 2015

Via E-mail
Mr. Brian Kistler
Chief Financial Officer
Success Holding Group International, Inc.
531 Airport North Office Park
Fort Wayne, Indiana 46825

> **Re:** **Success Holding Group International, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2014**
> **Filed June 13, 2014**
> **File No. 333-188563**
> **Form 10-KT for the Transition Period from February 28, 2014 to December 31, 2014**
> **Filed March 10, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 20, 2015**
> **File No. 000-55313**

Dear Mr. Kistler:

We have reviewed your June 9, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

Form 10-Q for period ended March 31, 2015

Cover Page

1. We note your response dated April 24, 2015 to comment 2 of our March 25, 2015 letter that you will revise future filings to ensure that the cover page of your periodic reports no longer reflects that you have a class of common stock registered under Section 12 of the Exchange Act. However, the cover page of the Form 10-Q filed on May 20, 2015 continues to reflect that your common stock is registered under Section 12(g) of the Exchange Act. Please revise future filings accordingly.

You may contact Dennis Hult, at (202) 551-3618 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions..

Sincerely,

/s/ Jay Webb for

Martin James
Senior Assistant Chief Accountant